Hi everyone,

The campaign page is now LIVE.. First is a quick youtube video below to our members. Second link is to the campaign page with a lot of info.

Your Chance to INVEST into the gym you love.

Video to Members: https://youtu.be/05ONb0lxHeI

Campaign Page for more info and to INVEST: https://wefunder.com/freakin.fitness